May 19, 2011
Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Time Warner Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
File No. 001-15062
Dear Mr. Shenk:
Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated April 28, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). The responses are numbered to correspond to the comments set forth in the Comment Letter.
Management’s Discussion and Analysis, page 39
Results of Operations, page 44
2010 vs. 2009, page 46
Business Segment Results, page 49
Comment No. 1: You cite a number of factors affecting the comparison of revenues, costs of revenues and selling, general and administrative expenses within each segment but do not quantify their effects. Please quantify all factors cited so that investors may have an understanding of the magnitude and relative effect of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide us with your intended revised disclosure.
Response No. 1: In preparing the Company’s Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”), the Company followed the guidance in sections 501.04 Material Changes (“Section 501.04”) and 501.12 Overall Approach to Management’s Discussion and Analysis (“Section 501.12”) of the Codification of the Financial Reporting Releases (“Financial Reporting Releases”). As you are aware, this guidance provides that a registrant should disclose and quantify the material items affecting its results of operations. The following are examples of how the Company applied such guidance in the 2010 Form 10-K:
a.	Networks Segment. In the disclosure regarding this segment, the Company quantified various factors contributing to changes in the Networks segment’s revenues. The Company believes that the quantified factors represent all the material factors contributing to these changes. In particular on page 49, the Company provided quantifications of material changes in domestic subscription and advertising revenues, international subscription and advertising revenue, and original programming (i.e., content revenue) sales. The Networks segment commentary on page 49 also includes a quantification of the single largest component of costs of revenues, programming costs, which was approximately 80% of the segment’s costs of revenues. Additionally, in explaining the year-over-year variances in selling, general and administrative expenses on page 49, the Company quantified the benefits to 2010 earnings from a litigation reserve reversal in conjunction with the resolution of litigation involving the sale of the Company’s winter sports teams.

b.	Filmed Entertainment Segment. In the disclosure regarding this segment on page 51, the Company provided a comparative table that quantitatively presented the changes in eight sub-categories of Content revenues as well as a narrative discussion of these changes. From the standpoint of materiality, Content revenues are approximately 98% of the total revenues of this segment. In addition, the costs of revenues disclosure on page 52 includes quantitative information regarding film costs, which are the largest component of costs of revenues for the segment (approximately 60%), as well as for net theatrical film valuation adjustments.

c.	Publishing Segment. In the disclosure regarding this segment, the Company has quantified various factors contributing to changes in the segment’s revenues. The Company believes that the quantified factors represent all the material factors contributing to these changes. In particular, on page 52, the Company has quantified domestic subscription revenues and domestic newsstand revenues, which together comprise substantially all of the change in subscription revenues for 2010. Similarly, on page 53, the Company has quantified the changes in domestic print advertising revenues and digital advertising revenues, which together comprise substantially all of the change in advertising revenues for 2010. Further, the costs of revenue commentary on page 53 includes quantification of manufacturing and editorial costs, on a combined basis, which make up the substantial majority (approximately 88%) of the segment’s costs of revenues for 2010. On page 53, the Company has also quantified a bad debt reserve related to a newsstand wholesaler that contributed to the change in the segment’s selling, general and administrative expenses.
The Company believes that it has disclosed and quantified the factors that had a material impact on the results of each of the Company’s segments and that its disclosures are consistent with the guidance in Sections 501.04 and 501.12 of the Financial Reporting Releases. However, in future filings, the Company will look for additional ways to quantify the factors that have a material impact on the segments’ results of operations.
Comment No. 2: We believe investors would have a better insight into the results of each segment if you quantify, preferably in comparative tabular fashion, the individual major components within costs of revenues and selling, general and administrative expenses, accompanied by the appropriate level of analysis. As programming costs appear to be significant to your networks segment and manufacturing costs appear to be significant to your publishing segment, and these costs appear to consist of several types of components, we believe a separate comparative table of the components of each accompanied by an appropriate level of analysis would be useful. We also believe comparative tables at the consolidated level for all of the above mentioned costs and expenses would provide a useful summary for investors. Please revise your disclosure accordingly, and provide us with your revised disclosure.
Response No. 2: As noted in response to Comment No. 1, the Company believes it has provided quantification of each factor that had a material effect on the Company’s costs of revenues. In the Company’s future filings, the Company will add tables to the disclosures on the individual segment results to present more detail of costs of revenues while also providing an appropriate narrative analysis of such costs. An example of the form of such tables is attached as Exhibit A.
Comment No. 3: We believe your disclosure would provide investors with greater insight into your results, particularly for trending purposes and discerning future prospects, if your discussion of the factors cited as causes of variances included the underlying reasons associated with the factors. Following are examples of factors cited where expanded disclosure would be helpful:
•	“audience delivery at Turner’s domestic news network” on page 49 under Networks — reason for lower audience delivery, for example, due to lower viewership, managements decision to reduce the delivery and reason for such;

•	“higher original programming and sports programming costs” on page 49 under Networks — reason for the higher programming costs, for example, added or more programming provided, identified components within programming were more costly and reason for such, the scale of production for identified programs was greater thereby requiring a greater level of costs;

•	“higher marketing expenses, increased costs associated with acquisitions” on page 49 under Networks — reason for higher marketing expenses; reason for increased costs associated with acquisitions, for example, due to greater acquisition activity, costs to conduct activities increased and reason why, scale of identified acquisitions was greater thereby requiring a greater level of costs;

•	“higher film costs due mainly to higher television product costs” on page 51 under Filmed Entertainment — reason for higher television product costs, for example, added or more television product provided, identified components within product costs were more costly and reason for such, the scale of production for identified products was greater thereby requiring a greater level of costs;

•	“increased costs associated with acquisitions” on page 52 under Filmed Entertainment — reason for increased costs associated with acquisitions, for example, due to greater acquisition activity, costs to conduct activities increased and reason why, or scale of identified acquisitions was greater thereby requiring a greater level of costs; and

•	“lower marketing expenses, lower pension expenses” on page 53 under Publishing — reason for lower marketing and pension expenses.
Please revise your disclosure accordingly, and provide us with your intended revised disclosure.
Response No. 3: Consistent with the guidance in Section 501.12 of the Financial Reporting Releases, the Company has tried not to repeat certain information that is disclosed elsewhere in the 2010 Form 10-K in discussing the material drivers of the variances in the MD&A. For example, in the Overview section on pages 40 and 41 of the 2010 Form 10-K, the Company described some recent acquisitions that occurred in 2010 at both the Networks and Filmed Entertainment segments. In the discussion of the segments’ results of operations, the Company did not believe it was necessary to repeat this information to describe why there were “increased costs associated with acquisitions.” Similarly, in the Recent Developments section on page 43, the Company described amendments to the Company’s defined benefit plans. In the discussion of the Publishing segment’s results of operations, the Company did not believe it was necessary to repeat this information to describe why there were “lower pension expenses.” However, in future filings, the Company will provide cross-references to other sections of the filings where explanations of events that relate to or contribute to variances are discussed and will expand the disclosures to discuss the factors cited as causes of variances if they are not discussed elsewhere in the filings.
Comment No. 4: We note several references to titles in regard to revenues within Networks and Filmed Entertainment. However, the relative contribution to the results of each period is not clear. Please revise to clarify such, and provide us with your intended revised disclosure. We believe including a clearer indication of those that are new releases/offerings/series in the respective periods or continuation of existing products, as well as discussing the impact of differences in pricing and providing more context in regard to the extent of demand/viewership or availability, would be useful.
Response No. 4: To discuss and analyze the Company’s segments’ results in accordance with Item 303 of Regulation S-K, the Company has historically included a detailed presentation and discussion of the various consolidated and segment line items that are included in the statement of operations. For example, in the disclosure regarding the Filmed Entertainment segment, the Company has noted that content revenues were $11.4 billion in 2010 and provided a chart that presents the eight components of content revenues as well as a discussion of the trends relating to the 8 components of content revenues.
The Company considered whether further quantification of the relative contribution that various titles have on a component of revenues is warranted and whether it would be helpful to describe key terms of the underlying arrangements and determined that such information would result in significant level of additional detail without significant incremental benefit to readers of the Company’s financial statements and MD&A. In any given period, the Company has hundreds of film and television titles from which revenue is recognized, and the key terms of the arrangements (e.g., pricing, license period) can vary greatly depending on, among other things, the popularity of the title, the vintage of the title and the distribution channel in which the title is exploited (e.g., theatrical release, DVD, pay-per view, premium TV). In most instances, no individual title is material to the Company’s revenue trends, and therefore the Company does not believe that quantifying the revenue recognized from any one title will result in a heightened understanding of the Company’s revenue trends. The Company believes that its approach to discussing and analyzing content revenues is consistent with Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Releases, which states that a “discussion of a line item and its changes should be avoided where the information that would be disclosed is not material and would not promote understanding of MD&A.”
Networks, page 49
Comment No. 5: Please explain to us and disclose what “yield management” means, how it impacts advertising revenues, and how it is managed.
Response No. 5: The Company uses the term “yield management” to describe how it manages on air time or inventory available for selling and airing advertisements in a way that optimizes advertising revenue while balancing the use of on air time for other purposes such as promotions of programming. There are a number of factors that come into play when managing the inventory available for sale to advertisers. The following are a few examples of the factors considered:
•	The amount of promotional inventory needed. While the Company advertises its programming on third-party networks and in other media, the Company also promotes its upcoming network programming on its own networks to viewers who already are watching its programming. If pricing in the advertising market is strong and demand for advertising on the Company’s networks is high, the Company may elect to reduce the inventory planned for promoting its own programming to sell that inventory to third parties.
•	The type of advertising being sold. In addition to traditional advertising (e.g., commercials), the Company also may sell direct-response advertising. Direct-response advertising requires the viewer to take action (e.g., call a number on the screen to purchase the product being marketed). Unlike traditional advertising, direct-response advertising is not sold with a viewership guarantee; rather, the pricing of the direct-response advertising is based on a negotiated flat fee or the level of performance received from the advertising spot. As such, the Company tries to maximize its revenue by evaluating the optimum mix of traditional advertising commercials and direct response advertising.
In 2010, the Company sold more traditional advertising and direct response advertising on its networks while reducing advertising to promote its own programming. As such, the Company believed it was an important factor to highlight in describing how the Company managed its advertising inventory. To the extent the variance in the Company’s revenues is a result of the mix of the inventory being sold and the term “yield management” is used in future filings, the Company will expand its disclosure to specifically describe the term “yield management.”
Comment No. 6: Please explain to us, and disclose as appropriate, why you anticipate that operating income growth at the Networks segment for the first quarter of 2011 will be negatively affected by increased programming costs associated with Turner’s investment in the NCAA Tournament Games programming and the extent of such effect.
Response No. 6: On April 22, 2010, Turner Broadcasting System, Inc. (“Turner”), together with CBS Broadcasting, Inc. (“CBS”), entered into a 14-year agreement with the National Collegiate Athletic Association (the “NCAA”), which provides Turner and CBS with exclusive television, Internet, and wireless rights to the NCAA Division I Men’s Basketball Championship events (the “NCAA Tournament”) in the United States. Under the terms of the arrangement, Turner and CBS collaborate to produce and distribute the NCAA Tournament games and related programming, beginning with the tournament in March 2011. The games are televised on Turner’s TNT, TBS and truTV networks (the “Turner Networks”) and on the CBS network, and advertising is sold on a joint basis. The aggregate programming rights fee of approximately $10.8 billion, which is shared by Turner and CBS, as well as the nature of the arrangement, was disclosed in the 2010 Form 10-K.
In connection with the preparation of the 2010 Form 10-K, the Company considered whether there were any material future trends that should be disclosed in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section 501.12.B.3 of the Financial Reporting Releases and determined that the Company should disclose the anticipated negative impact on operating income related to the NCAA Tournament for the three months ended March 31, 2011. Specifically, the Company expected that, because of the new NCAA arrangement, the Turner Networks would incur higher programming costs in the first quarter of 2011 relative to the programming costs incurred in the first quarter of 2010, which would negatively impact operating income. This negative impact on operating income was expected to be partially offset by an increase in advertising revenue associated with the NCAA Tournament events. As a result, the Company believed it was appropriate to highlight that operating income growth at the Networks segment for the first quarter of 2011 would be negatively affected by Turner’s investment in the NCAA Tournament events.

Notes to Consolidated Financial Statements, page 77

Note 16: Commitment and Contingencies, page 121

Contingencies, page 124
Comment No. 7: It appears that the various matters disclosed are significant to investors. We note you state that you are unable to reasonably estimate the associated possible loss or range of loss. It is not clear why this is the case given the different stages of the matters, in particular, those that have existed for over three or more years. On this basis, it seems unlikely that none of the open matters would be at a stage where such estimation would not be possible. For matters that are in the early stage of litigation, disclosing known amounts associated with litigation, with discussion as to why you believe such amounts may be excessive or questionable, may provide meaningful information to enable an investor to understand the magnitude of the matter. In view of this, please revise your disclosure to either provide the reasonably possible loss or range of possible losses, which may be aggregated for the matters in which estimation is possible, or provide explicit disclosure for each matter that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Further, if you cannot estimate the possible loss or range of possible losses, consider providing additional disclosure that would allow an investor to evaluate the potential magnitude of the matter, for example, the damage, claim or award sought. Please provide us with your intended revised disclosure.
Response No. 7: The 2010 Form 10-K discloses four litigation matters: (1) Superman/Superboy related cases; (2) National Labor Relations Board (“NLRB”); (3) Brantley; and (4) Anderson News. The Company was unable to reasonably estimate the possible loss or range of loss associated with these four cases due to the uncertainties inherent in trying to predict the outcome of litigation. Some examples of those uncertainties include: (1) in each of the four cases, plaintiffs have not specified any monetary amount of damages; (2) two of the cases (Brantley and Andersen News) were dismissed in the Company’s favor at the outset of the cases, with zero damages, and the pending appeals by plaintiffs involve novel legal and speculative damage theories; and (3) the remaining two cases (Superman/Superboy and NLRB) are subject to various motions, appeals and other uncertainties and these cases are expected to continue for several years.

To highlight some of the many uncertainties in the Superman/Superboy and NLRB cases, the Company notes the following information, the majority of which is disclosed in the 2010 Form 10-K.
-	The Superman/Superboy litigation consists of three related and complicated cases (including one filed by the Company in May 2010), which involve whether the co-creators of the Superman character, Jerome Siegel and Joseph Shuster, sent valid copyright termination notices to DC Comics and, if so, what the accounting of profits owed to the creators would include and for what time period. The accounting involves a myriad of complicated issues — for example, on March 26, 2008, the court rejected Siegel’s argument that his profits should include those attributable to foreign exploitation, and on June 8, 2009, the court rejected Siegel’s argument that the license agreements between DC Comics and Warner Bros. were undervalued because they were “sweetheart deals.” The court has not yet set a date for the “accounting trial” for the Siegel case, the court has reversed itself several times on liability issues in the related Superboy case (and there is no accounting trial date), and the court has not yet made any rulings in the third case involving the Company’s affirmative claims against the Shusters, Siegels and their attorney, Marc Toberoff.

-	In the NLRB matter, the NLRB filed charges of unfair labor practices against CNN and Team Video (which employed unionized employees) alleging that CNN’s termination of its contract with Team Video was unlawful because CNN and Team Video were joint employers, that CNN was a successor employer to Team Video, and/or that CNN discriminated in hiring to avoid becoming a successor employer or due to specific individuals’ union activities. The NLRB seeks, among other things, the reinstatement of certain union members and monetary damages. Although the presiding NLRB Administrative Law Judge issued a non-binding recommended decision finding CNN liable, there is no specified damages amount, and the amount of damages are normally determined through a separate hearing process. In addition,

CNN’s appeal of the decision has been pending since February 2009, and CNN is awaiting the NLRB’s ruling.
The Company believes that these inherent uncertainties are conveyed by the current disclosures. Notwithstanding the uncertainties described above, in future filings with the SEC that include disclosures regarding these matters, the Company will endeavor to determine a range of possible losses in the aggregate for the matters where such estimation is possible.
*******************

Pursuant to the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its 2010 Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2010 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let us know if you have any questions.

/s/ Pascal Desroches	/s/ Allan Cohen

Pascal Desroches	Allan Cohen
Senior Vice President and Controller	Vice President and Assistant Controller
Time Warner Inc.	Time Warner Inc
(212) 484-6680	(212) 484-8112

Exhibit A
Business Segment Results
     The components of Costs of revenues for the Networks segment are as follows (millions):

Year Ended December 31,
	2011	2010	% Change
Programming costs:
Originals and sports	$—	$—	—
Acquired films and syndicated series	—	—	—

Total programming costs	—	—	—
Other direct operating costs	—	—	—

Costs of revenues	$—	$—	—

     The components of Costs of revenues for the Filmed Entertainment segment are as follows (millions):

Year Ended December 31,
	2011	2010	% Change
Film costs	$—	$—	—
Print and advertising costs	—	—	—
Other, including merchandise and related costs	—	—	—

Costs of revenues	$—	$—	—

     The components of Costs of revenues for the Publishing segment are as follows (millions):

Year Ended December 31,
	2011	2010	% Change
Production costs	—	—	—
Edit costs	—	—	—
Other	—	—	—

Costs of revenues	$—	$—	—